Exhibit 99.2

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9

MEDIA RELEASE

MI DEVELOPMENTS NOTICE OF CONFERENCE CALL

FOR THIRD QUARTER 2011 RESULTS

November 2, 2011, Aurora, Ontario, Canada — MI Developments Inc. (“MID”) (TSX: MIM, NYSE: MIM) expects to announce its financial results for the third quarter ended September 30, 2011 prior to the open of markets on Thursday, November 10, 2011.

MID will hold a conference call on Thursday, November 10, 2011 at 5:00 p.m. Eastern time.  The number to use for this call is 1-800-897-3679. Overseas callers should use +1-416-981-9018.  Please call in at least 10 minutes prior to start time. The conference call will be chaired by William Lenehan, Interim Chief Executive Officer.

For anyone unable to listen to the scheduled call, the rebroadcast numbers will be:  North America — 1-800-558-5253 and Overseas — +1-416-626-4100 (enter reservation number 21545119) and will be available until Friday, November 25, 2011.

About MID: MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to the automotive operating units of Magna International Inc. in North America and Europe. For further information about MID, please visit www.midevelopments.com or call 905-713-6322. At www.sedar.com and www.sec.gov you can also find MID’s filings.

For further information, please contact William Lenehan, Interim Chief Executive Officer, at 905-726-7630.